VEON issues CEO Letter to Investors on Group Financial Position, Reinstatement of Analyst Coverage and Unrestricted Trading Amsterdam, 20 October 2023 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services today published the following open letter from its Group CEO Kaan Terzioglu to its investors. The open letter can be found on the company website: www.veon.com Amsterdam, 20 October 2023 Dear VEON Investors, I am writing to you today to share a number of key developments in VEON’s re-engagement with the capital markets. Following our exit from Russia, VEON has a renewed focus on leveraging our Digital Operator 1440 strategy in the six fast-growing markets where we operate. I am pleased to note that we enter this new phase supported by a solid financial foundation; and that the investment community is already taking a fresh look at our company and its potential to generate value and growth. Group financial position Following the early redemption of the VEON Holdings December 2023 and June 2024 notes in September, and considering VEON’s exit from Russia and the payment of October 2023 VEON Holdings bond in October, our pro-forma Group debt and cash position as of 30 September 2023, is as follows: • Group debt is USD 3.5bn (USD 4.4bn including leases), of which USD 2.8bn at HQ • Group cash is USD 1.7bn, of which USD 1.3bn at HQ1 • Group net debt including leases is USD 2.6bn, of which USD 1.6bn at HQ. This is a major reduction from the Group net debt including leases of USD 8.2bn as per 30 September 2022. Our pro-forma Group weighted average cost of debt, excluding leases, is approximately 8% with a Group weighted average maturity of approximately 2.4 years. Our pro-forma externally outstanding VEON Holdings notes, their maturities and outstanding amounts are shared at the end of this letter* for the clarity of our investors. Reinstatement of independent analyst coverage of VEON shares and return to unrestricted trading We are pleased to report that independent analyst coverage of VEON shares has resumed. New Street Research reinstated its coverage of VEON shares on 11 October 2023; on 18 October 2023, Inam (via Tellimer) also initiated coverage of VEON. We can now also confirm stronger volumes in the trading of our shares. We understand some of the world’s largest banks are now accepting “buy” orders from our investors; and welcome the fact that our investors are now able to work with these institutions in purchasing VEON’s debt and equity instruments. We would like to 1 Cash and cash equivalents do not include amounts relating to banking operations in Pakistan.

VEON

thank our investors for their patience and trust in our business; and reiterate that we remain at their disposal should they need our further support.

Reiterating our commitment to the future of Ukraine

As we have communicated last week, we are also actively engaging with our stakeholders to address the concerns relating to some media reports in Ukraine. A VEON delegation including members of our Board and management will be in Kyiv in the coming days to visit Kyivstar and hold discussions with key stakeholders, reiterating our commitment to the recovery and reconstruction of Ukraine – for which we have committed USD 600 million over the course of the next three years.

I trust that these recent developments, combined with the high potential of our business, will enable our existing and potential investors to participate in the growth opportunity that our business presents. We are confident in the value we can generate in Pakistan, Ukraine, Bangladesh, Kazakhstan, Uzbekistan and Kyrgyzstan, which will support not only VEON's value proposition for its investors, but also the sustainable growth of these markets that are home to 510 million people, or 7% of the world's population.

We look forward to working with VEON investors and analysts in the months ahead, providing further clarity into our investment case following our exit from Russia and answering any further questions. Please reach out to our Investor Relations team at ir@veon.com.

Thank you for your continued trust in our company.

Kaan Terzioglu
VEON Group Chief Executive Officer

**Pro-forma externally outstanding VEON Holdings notes:*

ISIN	Date of Issuance	Maturity date	Amount issued	Amount outstanding
US92334VAA35 (144A) XS2058691663 (REGS)	October 9, 2019 tap: January 22, 2020	April 9, 2025	USD 1,000 million	USD 556 million
XS2184900269 (144A) XS2184900186 (REGS)	June 18, 2020	June 18, 2025	RUB 20,000 million	RUB 9,187 million
XS2226712995 (144A) XS2226716392 (REGS)	September 11, 2020	September 11, 2025	RUB 10,000 million	RUB 3,274 million
XS2343534462 (144A) XS2343532508 (REGS)	September 16, 2021	September 16, 2026	RUB 20,000 million	RUB 1,357 million
US91823N2A05 (144A) XS2252958751 (REGS)	November 25, 2020	November 25, 2027	USD 1,250 million	USD 1,093 million

About VEON

VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world's population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com.

Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward- looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. VEON’s results presented in this release, unless otherwise stated, are not based on IFRS and have not been externally reviewed and audited. The financial information included in this release is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Contact Information VEON Faisal Ghori Group Director of Investor Relations ir@veon.com VEON Hande Asik Group Director of Communication pr@veon.com TUVA Partners Julian Tanner julian.tanner@tuvapartners.com